GREENWICH LIFESCIENCES, INC.

2311 Spartan Trail

Sugar Land, TX 77479

April 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do
Terence O’Brien
David Gessert
Michael Clampitt

Re:	Greenwich LifeSciences, Inc.
Draft Registration Statement on Form S-1
Submitted January 28, 2020
CIK No. 0001799788

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Greenwich LifeSciences, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 20, 2020 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Offering, page 5

2. Revise the listing of shares excluded to disclose the number of each preferred issue outstanding, the conversion price, and, the number of common shares to be received upon conversion based on the offering price range’s midpoint.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Offering section in accordance with the Staff’s comment.

Risk Factors

Risks Related to the Development and Regulatory Approval of Our Product Candidates

Clinical-stage biopharmaceutical companies with product candidates in clinical development face a wide range of challenging activities..., page 11

3. We note your disclosure here and elsewhere that you describe yourself as having “product candidates in clinical development,” yet we also note your disclosure under on page 2 under Our Product Candidate that GP2 is your only identified product candidate. Please revise throughout your Prospectus to reconcile these disclosures.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Registration Statement in accordance with the Staff’s comment.

Risks Related to Our Manufacturing

We have limited to no manufacturing, sales, marketing or distribution capability and must rely upon third parties for such, page 19

4. Please revise to disclose the name of the manufacturer of the active pharmaceutical ingredient and drug product for your product candidate.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the risk factor in accordance with the Staff’s comment.

Risks Related to Our Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection..., page 23

5. We note your risk factor disclosure that your pending patent applications may not result in issued patents, however, it’s not clear from your Prospectus that you actually have any patent applications pending. If you do, please expand your disclosure here and elsewhere as appropriate to specifically identify the products/procedures for which you have applied for patents. If not, please revise to clarify your disclosure.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 43

6. Please expand your disclosure to state the approximate amount of the net proceeds you intend to use for each identified purpose. Additionally, if you do not expect the net proceeds from this offering to be sufficient to cover all your intended purposes, indicate the order of priority of such purposes and state the amounts of such other funds needed for each such specified purpose and the sources thereof. In this regard, we note your disclosure under Liquidity and Capital Resources on page 49 that you will require additional capital to meet your long-term operating requirements. Refer to Item 504 of Regulation S-K for guidance.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Use of Proceeds section in accordance with the Staff’s comment.

Critical Accounting Policies, page 50

7. For any stock-based compensation awarded during 2019 and through the date of your most recent filing, please tell us the fair value used for the underlying common stock and your basis for this fair value. Please provide the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the fair valuation of common stock based compensation awarded from October 2019 going forward using an implied valuation from a September 2019 related party transaction in accordance with the Staff’s comment. The Company used an implied valuation based on the AICPA, AAG, Valuation of Privately - Held - Company Equity Securities, Chapter 8: Inferring Value from Transactions in a Private Company’s Securities (Updated As of May 1 2013) by using a related party transaction, implying a common stock fair valuation of $0.84 per share.

Business

GP2 Clinical Data & Planned Phase III Trial, page 56

8. We note your disclosure in the first paragraph that there were no reported SAEs related to GP2 treatment in the Phase IIb and three Phase I clinical trials. Please disclose if there were reported SAEs in any of those trials related to treatments given in combination with GP2 and, if so, describe the nature of such SAEs.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the GP2 Clinical Data & Planned Phase III Trial section in accordance with the Staff’s comment.

GP2 Clinical Data & Planned Phase III Trial

Planned Phase III Trial, page 59

9. Please expand your disclosure of the planned Phase III trial to describe the material elements of the trial design and your anticipated timeline for completion of the trial.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the GP2 Clinical Data & Planned Phase III section in accordance with the Staff’s comment.

Large Initial & Expandable Breast Cancer Market, page 59

10. Please revise your disclosure to provide estimates of the size of the populations, or markets, you describe. Please also clearly disclose the estimated potential size of the market based on the specific applications of GP2 for which you are seeking FDA approval.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Large Initial & Expandable Breast Cancer Market section in accordance with the Staff’s comment.

Exclusive License, page 61

11. With respect to the exclusive license agreement you have with the Henry M. Jackson

Foundation, please revise to address the following.

●	Describe all material rights and obligations of the parties.

●	Describe the termination rights of the parties under the agreement.

●	Disclose the royalty rate or range.

●	Disclose aggregate amounts paid to date under the agreement for milestone and royalty payments, respectively.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Exclusive License section in accordance with the Staff’s comment.

Corporate Strategy, page 62

12. Please expand your disclosure relating to your corporate strategy for advancing GP2 to discuss such strategy within the context of the existing period(s) for which GP2 maintains patent protection.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Corporate Strategy section in accordance with the Staff’s comment.

Intellectual Property Portfolio

HJF License, page 62

13. Please revise to disclose the terms of the patent protection for each of the two patent families for which patent applications have been filed.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Intellectual Property Portfolio section in accordance with the Staff’s comment.

Executive and Director Compensation

Summary Compensation Table, page 75

14. Please revise the footnotes to the table to disclose the number of shares and warrants Mr. Patel received for compensation and incentives. Please make similar revisions to the footnotes to the Non-Employee Director Compensation table on page 76.

RESPONSE:	The Company acknowledges the Staff’s comment and has modified the Executive and Director Compensation, Summary Compensation Table in accordance with the Staff’s comment.

Employment Agreements, page 76

15. We note that you intend to enter into employment agreements with your management as of the closing of this offering. To the extent that you know which management officials are likely to be covered by these agreements and what the material terms of such agreements are likely to be, please revise to disclose such information.

RESPONSE:	The Company acknowledges the Staff’s comment and will modify the Employment Agreements section to disclose which management officials are going to be covered by such agreements and the material terms of such agreements if and when such information becomes available.

Sincerely,

Greenwich LifeSciences, Inc.

/s/ Snehal Patel
By:	Snehal Patel
Title:	Chief Executive Officer

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